SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RC2 Corporation

(formerly Racing Champions Ertl Corporation)

(Name of Issuer)

Common Stock

Par Value $0.01 per Share

(Title of Class of Securities)

750069106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

__________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 750069106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 89,530(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 89,530(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,530(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON IN

(1)  Shares are held by Calm Waters Partnership, a private investment vehicle owned by Mr. Strong and family members.

13G

CUSIP No. 750069106	Page 3 of 5 Pages

Item 1(a).

Name of Issuer

RC2 Corporation

(formerly Racing Champions Ertl Corporation)

Item 1(b).

Address of Issuer’s Principal Executive Offices

1111 West 22nd Street

Suite 320

Oak Brook, Illinois 60523

USA

Item 2(a).

Name of Person Filing

Richard S. Strong

Item 2(b).

Address of Principal Business Office

c/o Godfrey & Kahn

780 N. Water Street

Milwaukee

Wisconsin 53202

Item 2(c).

Citizenship

U.S. Citizen

Item 2(d).

Title of Class of Securities

Common Stock Par Value $0.01 per Share.

Item 2(e).

CUSIP Number

750069106

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

13G

CUSIP No. 750069106	Page 4 of 5 Pages

Item 4.

Ownership

(a)

Amount beneficially owned:

See response to Item 9 of the cover page.

(b)

Percent of Class:

See response to Item 11 of the cover page.

 (c)

Number of shares as to which such persons have:

(i)

Sole power to vote or to direct the vote:

0

(ii)

Shared power to vote or to direct the vote:

See response to Item 6 of the cover page.

(iii)

Sole power to dispose or to direct the disposition of:

0

(iv)

Shared power to dispose or to direct the disposition of:

See response to Item 8 of the cover page.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.

Identification and Classification of Members of the Group

N/A

13G

CUSIP No. 750069106	Page 5 of 5 Pages

Item 9.

Notice of Dissolution of Group

N/A

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2005

/s/ Richard S. Strong

Richard S. Strong